BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

September 8, 2025

BNY Mellon Investment Funds III

- BNY Mellon Equity Income Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement - BNY Mellon Equity Income Fund

To Whom It May Concern:

Effective September 30, 2025, BNY Mellon Investment Adviser, Inc., intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Equity Income Fund (the "fund"), a series of BNY Mellon Investment Funds III (the "Trust"), as follows:

Until September 30, 2026, BNY Mellon Investment Adviser, Inc. has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .78%. On or after September 30, 2026, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNY Mellon Investment Adviser, Inc. to lower the net amounts shown and may only be terminated prior to September 30, 2026, in the event of termination of the Management Agreement between BNY Mellon Investment Adviser, Inc. and the Trust on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/James Windels

James Windels

Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS III,

On behalf of BNY Mellon Equity Income Fund

By: /s/Sarah Kelleher

Sarah Kelleher

Secretary